Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

SOUTHERN FIRST BANCSHARES, INC.

This Amendment is made to the Amended and Restated Bylaws of Southern First Bancshares, Inc. dated March 18, 2008 (the “Bylaws”) as of the 20th day of January , 2026 .

WHEREAS, Southern First Bancshares, Inc. (the “Corporation”) desires to amend the Bylaws of the Corporation in order to amend Article 3, Section 7: Emeritus Directors which sets forth the terms and conditions for Emeritus Directors to exactly mirror the terms and conditions for emeritus directors of the Corporations subsidiary bank, Southern First Bank; and

WHEREAS, after consideration, the Board of Directors of the Corporation has determined that it is in the best interest of the Company, and its shareholders, to amend the Bylaws in this regard.

NOW, THEREFORE BE IT RESOLVED, that the Bylaws are hereby amended by revising Article 3, Section 7: Emeritus Directors as follows:

Section 7: Emeritus Directors. The Board of Directors may, from time to time, appoint individuals (including individuals who have retired from the board) to serve as members of the Emeritus Board of Directors of the Corporation (“Emeritus Director(s)”). Each Emeritus Director, except in the case of his or her earlier death, resignation, retirement, disqualification or removal, shall serve until the next succeeding annual meeting of the board. Emeritus Directors may be removed without cause by a vote of the members of the board. Any individual appointed as an Emeritus Director may, but shall not be required to, attend meetings of the board and may participate in any discussions at such meetings, but such individual may not vote or be counted in determining a quorum at any meeting of the board. It shall be the duty of the members of the Emeritus Board of Directors of the Corporation to serve as goodwill ambassadors of the Corporation, but such individuals shall not have any responsibility or be subject to any liability imposed upon a member of the board or in any manner otherwise be deemed to be a member of the board. Each Emeritus Director shall be paid such compensation as may be set from time to time by the Nominating and Corporate Governance Committee of the Corporation ~~Chairman of the Board of Directors of the Corporation and shall remain eligible to participate in any stock option plan in which directors are eligible to participate which is maintained by, or participated in, from time to time by the Corporation, according to the terms and conditions thereof~~. [changes noted]

As amended herein, the Bylaws shall remain in full force and effect.

SOUTHERN FIRST BANCSHARES, INC.

By:	/s/Julie A. Fairchild
Julie A. Fairchild
Its:	Corporate Secretary